UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D/A
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

MRU HOLDINGS, INC.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

55348A102
(CUSIP Number)

William E. Kelly, Esq.
Christopher P. Keefe, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, MA 02110
(617) 345-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Ventures VII, L.P. (“BV7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1672099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,570,101 shares, except that Battery Partners VII, LLC (“BP7”), the general partner of BV7, may be deemed to have sole power to vote these shares; each of Richard D. Frisbie (“Frisbie”); Thomas J. Crotty (“Crotty”); Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), R. David Tabors (“Tabors”), Scott R. Tobin (“Tobin”), Mark H. Sherman (“Sherman”) and Roger Lee (“Lee”), each of whom is a managing member of BP7, may be deemed to have sole power to vote these shares; Michael M. Brown (“Brown”), who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,570,101 shares, except that BP7, the general partner of BV7, may be deemed to have sole power to dispose of these shares; each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin, Sherman and Lee, each of whom is a managing member of BP7, may be deemed to have sole power to dispose of these shares; Brown, who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,570,101 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Investment Partners VII, LLC (“BIP7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1950575
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
202,525 shares, except that (i) BP7, the manager of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin, Sherman and Lee, each of whom is a managing member of BP7, may be deemed to have sole power to vote these shares; Brown, who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
202,525 shares, except that (i) BP7, the manager of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin, Sherman and Lee, each of whom is a managing member of BP7, may be deemed to have sole power to dispose of these shares; Brown, who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,525 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Partners VII, LLC (“BP7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1672142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7, except that each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin, Sherman and Lee, each of whom is a managing member of BP7, the general partner of BV7 and the manager of BIP7, may be deemed to have sole power to vote these shares; Brown, who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7, except that each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin, Sherman and Lee, each of whom is a managing member of BP7, the general partner of BV7 and the manager of BIP7, may be deemed to have sole power to dispose of these shares; Brown, who is a director of the Issuer and an affiliate of BP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Richard D. Frisbie I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Frisbie is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Frisbie is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Thomas J. Crotty I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Crotty is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Crotty is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Kenneth P. Lawler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Lawler is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Lawler is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Morgan M. Jones I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Jones is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Jones is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS R. David Tabors I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Tabors is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Tabors is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Scott R. Tobin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Tobin is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Tobin is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Mark H. Sherman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Sherman is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Sherman is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Roger Lee I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Lee is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Lee is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Michael M. Brown I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Brown is a director of the Issuer and an affiliate of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
10,772,626 shares, of which 10,570,101 shares are directly owned by BV7 and 202,525 shares are directly owned by BIP7.  Brown is a director of the Issuer and an affiliate of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,626 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment is being filed to report the inclusion of two additional persons in the reporting group, the acquisition of additional securities of the Issuer, and adjustments in the number of shares of the Issuer’s common stock issuable upon conversion or exercise, as applicable, of the securities previously acquired.

Item 1. Security and Issuer

This is Amendment No. 1 to the Statement on Schedule 13D filed with the Commission on February 22, 2006 (the “Statement”), relating to the Common Stock, $.001 par value per share, of MRU Holdings, Inc., a Delaware corporation (the “Issuer”) acquired by Battery Ventures VII, L.P. (“BV7”) and Battery Investment Partners VII, LLC (“BIP7”), issuable to BV7 and BIP7 upon conversion of (a) shares of Series B Convertible Preferred Stock, $.001 par value per share, of the Issuer (“Series B Preferred Shares”) issued to BV7 or BIP7 or (b) shares of Series B-2 Convertible Preferred Stock, $.001 par value per share, of the Issuer issued to BV7 or BIP7 (“Series B-2 Preferred Shares”), issuable to BV7 or BIP7 upon exercise of warrants to purchase Series B Preferred Shares, or issuable to BV7 or BIP7 upon exercise of warrants to purchase shares of Common Stock. According to the Issuer’s most recent Form 10-K/A filed with the U.S. Securities and Exchange Commission on October 28, 2008, the principal executive offices of the Issuer are located at 590 Madison Avenue, 13th Floor, New York, NY 10022.

Item 2.  Identity and Background

The information in Items 2(a) and 2(b) is hereby amended and restated as follows:

(a) This statement is being filed by: BV7, Battery Partners VII, LLC (“BP7”), BIP7, Michael M. Brown (“Brown”), Richard D. Frisbie (“Frisbie”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), R. David Tabors (“Tabors”), Scott R. Tobin (“Tobin”), Mark H. Sherman (“Sherman”) and Roger Lee (“Lee”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Frisbie, Crotty, Lawler, Jones, Tabors, Tobin, Sherman and Lee are collectively referred to herein as the “Managing Members.” Brown has been appointed by the Managing Members to serve as their director designee on the board of directors of the Issuer, and is an affiliate of BP7. Sunil Dhaliwal (“Dhaliwal”) may be deemed to have been a member of the reporting group during the period February 24, 2006 to November 24, 2008 when he served as a director of the Issuer as a designee of the Managing Members. Prior to the date of this filing, Dhaliwal resigned as a director of the Issuer. Although he remains an affiliate of BP7, Dhaliwal does not exercise control of the shares reported herein.

BV7 is a Delaware limited partnership that invests in equities and other securities. BIP7 is a Delaware limited liability company that invests alongside all investments made by BV7. BV7 and BIP7 are under common control, as BP7 is the sole general partner of BV7 and the sole manager of BIP7. The Managing Members are the sole managing members of BP7.

(b)	The address for each of the Reporting Persons is: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451

Item 3.  Source and Amount of Funds or Other Consideration

The information in Item 3 is hereby amended and restated as follows:

The Series B Preferred Shares were purchased on February 22, 2006 by BV7 and BIP7 at a purchase price of $3.80 per share with the investment funds of each entity, together with cancellation of certain unsecured bridge loan indebtedness of the Issuer owed to each of BV7 and BIP7, as follows:

Entity	Cash	Cancelled Indebtedness	Series B Preferred Shares
BV7	$11,774,400	$2,943,600	5,131,934
BIP7	$225,600	$56,400	98,330
	$12,000,000	$3,000,000	5,230,264

The bridge loans to the Issuer were funded with the investment funds of the respective entities.

Each Series B Preferred Share was sold by the Issuer to BV7 and BIP7 together with a warrant to purchase 0.325 of a Series B Preferred Share at an exercise price of $3.80 per Series B Preferred Share (the “Series B Warrants”). The number of Series B Preferred Shares reflected in this Schedule 13D include both the Series B Preferred Shares issued to BV7 and BIP7 and the Series B Preferred Shares issuable to BV7 and BIP7 upon exercise of the Series B Warrants in full, as of the date hereof.

The shares of Common Stock were acquired on November 2, 2007 at a purchase price of $4.98 per share and were purchased as follows with the investment funds of each entity:

Entity	Cash	Shares
BV7	$4,153,420	834,020
BIP7	$79,580	15,980
	$4,233,000	850,000

The Series B-2 Preferred Shares and related warrants exercisable for shares of Common Stock of the Issuer were purchased by BV7 and BIP7 on June 30, 2008 at a purchase price of $2.2875 per Series B-2 Preferred Share, including $.0375 per share attributable to the purchase of the related warrant, with cancellation of certain indebtedness evidenced by convertible promissory notes of the Issuer issued to each of BV7 and BIP7, as follows:

Entity	Cancelled Indebtedness	Series B-2 Preferred Shares	Warrants
BV7	$4,931,402	2,155,804	646,741
BIP7	$94,485	41,305	12,391
	$5,025,887	2,197,109	659,132

Each warrant issued in connection with the Series B-2 Preferred Shares entitles the holder to purchase 0.30 shares of Common Stock. The amounts loaned to the Issuer, evidenced by the notes, were drawn from the investment funds of the respective entities.

Warrants exercisable for 20,888 and 1,090,222 shares of Common Stock of the Issuer at an exercise price of $2.25 per share were acquired by each of BIP7 and BV7, respectively, on July 10, 2008 in connection with the purchase of promissory notes of the Issuer in the aggregate principal amount of $5,000,000. The aggregate purchase price of the notes and warrants equaled $4,000,000, which was funded with the investment funds of the entities.

Item 5.  Interest in Securities of the Issuer

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of November 28, 2008.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Battery Ventures VII, L.P.	10,570,101	-0-	10,570,101	25.5%

Battery Investment Partners VII, LLC	202,525	-0-	202,525	0.6%

Battery Partners VII, LLC	10,772,626	-0-	10,772,626	25.9%

Richard D. Frisbie*	10,772,626	-0-	10,772,626	25.9%

Thomas J. Crotty*	10,772,626	-0-	10,772,626	25.9%

Kenneth P. Lawler*	10,772,626	-0-	10,772,626	25.9%

Morgan M. Jones*	10,772,626	-0-	10,772,626	25.9%

R. David Tabors*	10,772,626	-0-	10,772,626	25.9%

Scott R. Tobin*	10,772,626	-0-	10,772,626	25.9%

Mark H. Sherman*	10,772,626	-0-	10,772,626	25.9%

Roger Lee*	10,772,626	-0-	10,772,626	25.9%

Michael M. Brown*	10,772,626	-0-	10,772,626	25.9%

* The Reporting Person is deemed to be the beneficial owner of the shares reported solely by reason of such Reporting Person’s affiliation with BP7, BIP7 and BV7 and disclaims beneficial ownership except to the extent of his pecuniary interest in the funds.

(c) Pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, dividends of additional shares of Series B Convertible Preferred Stock were paid to holders of record of Series B Convertible Preferred Stock as of each of December 31, 2006, June 15, 2007, and December 31, 2007. Ownership thereby increased as follows: BV7 received an additional 451,975 shares; and BIP7 received an additional 8,660 shares. Pursuant to the terms of the Series B Warrants, the number of shares of Series B Convertible Preferred Stock into which the Series B Warrants are exercisable has adjusted as follows: Series B Warrants held by BV7 are exercisable for 1,405,668 shares of Series B Convertible Preferred Stock at $3.40 per share; and Series B Warrants held by BIP7 are exercisable for 26,934 shares of Series B Convertible Preferred Stock at $3.40 per share.

On November 2, 2007, the Reporting Persons listed below purchased in a private placement shares of Common Stock at a price of $4.98 per share, payable in cash, pursuant to the terms of the Securities Purchase Agreement dated as of November 2, 2007 by and among the Issuer and the investors listed on the Schedule of Buyers attached thereto, in the following amounts: BV7 purchased 834,020 shares and BIP7 purchased 15,980 shares.

On June 30, 2008, pursuant to the terms of the Securities Purchase Agreement dated as of June 30, 2008 by and among the Issuer and the investors party thereto, the Reporting Persons listed below purchased in a private placement shares of Series B-2 Convertible Preferred Stock, $.001 par value per share (“Series B-2 Preferred Shares”), and warrants to purchase shares of common stock of the Issuer at a price of $2.25 per share plus $.0375 per share attributable to the warrants, in exchange for cancellation of certain convertible promissory notes of the Issuer. BV7 purchased 2,155,804 Series B-2 Preferred Shares and warrants to purchase 646,741 shares of Common Stock; BIP7 purchased 41,305 Series B-2 Preferred Shares and warrants to purchase 12,391 shares of Common Stock.

Additionally, upon issuance of the Series B-2 Convertible Preferred Stock and pursuant to the anti-dilution provisions of the Series B Convertible Preferred Stock, the number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock adjusted as follows: the number of shares issuable to BV7 upon conversion of the Series B Convertible Stock has increased to 4,437,646 shares at a conversion price of $3.704 per share; the number of shares issuable to BIP7 has increased to 85,027 shares issuable at a conversion price of $3.704 per share.

On July 10, 2008, pursuant to the terms of the Note and Warrant Purchase Agreement dated as of July 10, 2008 by and among the Issuer and the investors party thereto, the Reporting Persons purchased promissory notes from the Issuer in an aggregate principal amount of $5,000,000 plus warrants exercisable for shares of the common stock of the Issuer at a price of $2.25 per share in the following amounts: BV7 acquired warrants to purchase 1,090,222 shares of Common Stock; BIP7 acquired warrants to purchase 20,888 shares of Common Stock.

(d) Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit I.a. Agreement, dated July 1, 2008, pursuant to Rule 13d-1(k)(l).
Exhibit I.b. Agreement, dated November 24, 2008, pursuant to Rule 13d-1(k)(l).
Exhibit II.a. Power of Attorney, dated July 1, 2008.
Exhibit II.b. Power of Attorney, dated November 24, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2008

BATTERY VENTURES VII, L.P.

By:	Battery Partners VII, LLC

By:	*
Managing Member

BATTERY PARTNERS VII, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By:	BATTERY PARTNERS VII, LLC
Its:	Manager

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

R. DAVID TABORS

By:	*
R. David Tabors

SCOTT R. TOBIN

By:	*
Scott R. Tobin

MARK H. SHERMAN

By:	*
Mark H. Sherman

ROGER LEE

By:	*
Roger Lee

MICHAEL M. BROWN

By:	*
Michael M. Brown

*By:	/s/ Christopher Schaivo
Name:	Christopher Schiavo
Attorney-in-Fact

This Amendment No. 1 to Schedule 13D was executed pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit II to the Schedule 13D filed on February 22, 2006, and to the Power of Attorneys which are attached hereto as Exhibit II.a and Exhibit II.b.

EXHIBIT I.a

JOINDER

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agrees to join the Agreement dated February 22, 2006 by and among Battery Ventures VII, L.P., Battery Partners VII, LLC, Battery Investment Partners VII, LLC, Richard D. Frisbie, Thomas J. Crotty, Kenneth P. Lawler, Morgan M. Jones, R. David Tabors, Scott R. Tobin, and Mark H. Sherman that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the parties thereto of shares of Common Stock of MRU Holdings, Inc.

Date: July 1, 2008

ROGER LEE

By:	/s/ Roger Lee
Roger Lee

EXHIBIT I.b

JOINDER

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to join the Agreement dated February 22, 2006 by and among Battery Ventures VII, L.P., Battery Partners VII, LLC, Battery Investment Partners VII, LLC, Richard D. Frisbie, Thomas J. Crotty, Kenneth P. Lawler, Morgan M. Jones, R. David Tabors, Scott R. Tobin, and Mark H. Sherman that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the parties thereto of shares of Common Stock of MRU Holdings, Inc.

Date: November 24, 2008

MICHAEL M. BROWN

By:	/s/ Michael M. Brown
Michael M. Brown

SUNIL DHALIWAL

By:	/s/ Sunil Dhaliwal
Sunil Dhaliwal

EXHIBIT II.a

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that the person whose signature appears below (a “Reporting Person”) hereby constitutes and appoints Thomas J. Crotty, Christopher Hanson, Morgan M. Jones and Christopher Schiavo (collectively, the “Authorized Signatories”), and each of them, with full power to act without the other, such Reporting Person’s true and lawful attorney-in-fact, with full power of substitution, to sign any and all reports, instruments, certificates and documents that may be necessary, desirable or appropriate to be executed by such Reporting Person in any and all capacities, including but not limited to his capacity as a managing member of Battery Partners VII, LLC, with respect to such Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person, as a result of his relationship with the foregoing entity or with Battery Ventures VII, L.P. or Battery Investment Partners VII, LLC (collectively, the “Companies”), pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (together with any and all regulations promulgated thereunder, the "Exchange Act") (collectively, the “Reports”), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act of 1933, as amended (together with any and all regulations promulgated thereunder, the “Act”), or the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as such Reporting Person might or could do in person, thereby ratifying and confirming all that said Authorized Signatories, or their substitutes, may lawfully do or cause to be done by virtue hereof.

The authority granted pursuant to this Power of Attorney shall continue with respect to such Reporting Person until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Such Reporting Person acknowledges that the Authorized Signatories are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of July, 2008.

/s/ Roger Lee
Roger Lee

EXHIBIT II.b

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below (each, a “Reporting Person”) hereby constitutes and appoints Thomas J. Crotty, Christopher Hanson, Morgan M. Jones and Christopher Schiavo (collectively, the “Authorized Signatories”), and each of them, with full power to act without the other, such Reporting Person’s true and lawful attorney-in-fact, with full power of substitution, to sign any and all reports, instruments, certificates and documents that may be necessary, desirable or appropriate to be executed by such Reporting Person in any and all capacities, including but not limited to his capacity as a director of MRU Holdings, Inc., with respect to such Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person, as a result of his relationship with the foregoing entity or with Battery Ventures VII, L.P. or Battery Investment Partners VII, LLC (collectively, the “Companies”), pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (together with any and all regulations promulgated thereunder, the "Exchange Act") (collectively, the “Reports”), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act of 1933, as amended (together with any and all regulations promulgated thereunder, the “Act”), or the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as such Reporting Person might or could do in person, thereby ratifying and confirming all that said Authorized Signatories, or their substitutes, may lawfully do or cause to be done by virtue hereof.

The authority granted pursuant to this Power of Attorney shall continue with respect to each Reporting Person until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Authorized Signatories are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 24th day of November, 2008.

/s/ Michael M. Brown
Michael M. Brown

/s/ Sunil Dhaliwal
Sunil Dhaliwal